SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

FlexiInternational Software, Inc.
(Name of Issuer)

common stock, par value $0.01 per share
(Title of Class of Securities)

338923 10 5
(CUSIP Number)

Brian P. Friedman
Furman Selz SBIC, L.P.
55 East 52nd Street, 37th Floor
New York, New York 10055-0002
(212) 309-8400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 4, 2001
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 2

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz SBIC, L.P. 13-3756825

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz SBIC Investments, LLC 13-3863604

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 4

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Furman Selz Investments, LLC 13-3863171

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING Furman Selz Asset Management LLC 13-4038444

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING (U.S.) Financial Holdings Corporation 13-0262561

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING Bank N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* BK

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 8

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ING Groep N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	0 0 0 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%

14	TYPE OF REPORTING PERSON* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 9

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian P. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	200,000 200,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 10

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Luikart

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	100,000 100,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No.: 338923 10 5	Page 11

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Terrence Quinn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP [ ] (a) [X] (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER SHARED VOTING POWER SOLE DISPOSITIVE POWER SHARED DISPOSITIVE POWER	34,091 34,091

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,091

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

          The statement on Schedule 13D, as originally filed on February 1, 1999 and subsequently amended on March 4, 1999, March 16, 2000, April 12, 2000 and May 15, 2001, with respect to common stock, par value $0.01 per share (“Common Stock”) of FlexiInternational Software, Inc., a Delaware corporation (“FlexiInternational” or the “Company”), is hereby amended as described herein.

Item 2.      Identity and Background.

          Item 2 is hereby amended to update certain information concerning the Reporting Persons as follows:

          As of June 4, 2001, Furman Selz SBIC, L.P. directly owns no shares of Common Stock and all of the Reporting Persons beneficially own, in the aggregate, less than 5% of the Common Stock.

Item 5.      Interest in Securities of the Issuer.

           (a)-(b) Items 5(a) and 5(b) are hereby amended and restated as follows:

                             NUMBER OF SHARES
                             BENEFICIALLY     SHARED    SHARED        SOLE     SOLE
                             OWNED            VOTING    INVESTMENT    VOTING   INVESTMENT    PERCENTAGE OF
NAME                                          POWER     POWER         POWER    POWER         CLASS
----                         ---------------  ------    ----------    -------  ----------    -------------
Furman Selz SBIC, L.P.             0              0            0                                0.0%

Furman Selz SBIC
Investments, LLC                   0              0            0                                0.0%

Furman Selz Investments,
LLC                                0              0            0                                0.0%

ING Furman Selz Asset
Management LLC                     0              0            0                                0.0%
ING (U.S.) Financial
Holdings Corp.                     0              0            0                                0.0%

ING Bank N.V.                      0              0            0                                0.0%

ING Groep N.V.                     0              0            0                                0.0%

Brian P. Friedman            200,000                                   200,000    200,000       1.1%

James L. Luikart             100,000                                   100,000    100,000       0.6%

Terrence Quinn                34,091                                    34,091     34,091       0.2%

          As of March 31, 2001, the Company had 17,678,248 shares of Common Stock outstanding.

          See the answer to Item 2 hereof for information regarding persons with whom the power to vote or dispose of shares of Common Stock is shared.

           (c) Item 5(c) is hereby amended to add the following thereto:

          The following table sets forth information concerning open-market sales by Furman Selz SBIC, L.P. of Common Stock since the most recent filing on Schedule 13D:

   DATE                            NUMBER OF SHARES SOLD      PRICE (PER SHARE)
  ----                            ---------------------       -----------------
May 15, 2001                         30,000                       $0.1750
May 18, 2001                         10,000                       $0.1800
May 18, 2001                         25,000                       $0.1750
May 21, 2001                         15,000                       $0.1750
May 25, 2001                         50,000                       $0.1600
May 25, 2001                          7,500                       $0.1700
June 4, 2001                        672,500                       $0.1100

Item 7.           Material Filed as Exhibits.                                                                      Page

                         A.      Joint Reporting Agreement and Power of Attorney
                                    on Behalf of Each Reporting Person.                                          17

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2001

FURMAN SELZ SBIC, L.P. By: /s/ * Name: Brian P. Friedman Title: President of General Partner

FURMAN SELZ SBIC INVESTMENTS, LLC By: /s/ * Name: Brian P. Friedman Title: President

FURMAN SELZ INVESTMENTS, LLC By: /s/ * Name: Brian P. Friedman Title: President

ING FURMAN SELZ ASSET MANAGEMENT LLC By: /s/ * Name: Robert Miller Title: Vice President

ING (U.S.) FINANCIAL HOLDINGS CORPORATION By: /s/ * Name: Andrew W. Druch Title: Secretary

ING BANK N.V. By: /s/ * Name: J.H.J. Houben Title: Managing Principal By: /s/ * Name: P.F.M. Van Lierop Title: Senior Legal Advisor

ING GROEP N.V. By: /s/ * Name: J.H.J. Houben Title: Managing Principal

/s/ * Brian P. Friedman /s/ James L. Luikart James L. Luikart /s/ Terrence Quinn Terrence Quinn

*   By:/s/ Brian P. Friedman
       Brian P. Friedman

**  By:/s/ Robert Miller
       Robert Miller
      Attorney-in-Fact

EXHIBIT A

JOINT REPORTING AGREEMENT
AND
POWER OF ATTORNEY

          WHEREAS, the statement or amended statement of Schedule 13D (the “Joint Statement”) to which this joint reporting agreement and power of attorney (the “Agreement”) is an exhibit is being filed on behalf of two or more persons (collectively, the “Reporting Persons”); and

          WHEREAS, the Reporting Persons prefer to file the Joint Statement on behalf of all of the Reporting Persons rather than individual statements on Schedule 13D on behalf of each of the Reporting Persons;

          NOW, THEREFORE, the undersigned hereby agree as follows with each of the other Reporting Persons:

           1.      Each of the Reporting Persons is responsible for the timely filing of the Joint Statement and any amendments thereto.

           2.      Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning such Reporting Person contained in the Joint Statement.

          3.      None of the Reporting Persons is responsible for the completeness or accuracy of the information concerning the other Reporting Persons contained in the Joint Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

           4.      The undersigned agrees that the Joint Statement is, and any amendment thereto will be, filed on behalf of each of the Reporting Persons.

          5.      Each of Furman Selz Investments LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V. and ING Groep N.V. hereby appoints Robert Miller as attorney-in-fact with authority to execute and deliver on behalf of it any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by it pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Furman Selz Investments LLC, ING Furman Selz Asset Management LLC, ING (U.S.) Financial Holdings Corporation, ING Bank N.V. and ING Groep N.V. further grant Robert Miller authority, as attorney-in-fact, to execute, deliver, or file on behalf of it any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as he should, in his discretion, deem appropriate.

          6.      Each of Brian P. Friedman and James L. Luikart hereby appoints Brian P. Friedman and James L. Luikart, and each of them, as attorney-in-fact with authority to execute and deliver on his behalf any and all documents (including any amendments thereto) required to be filed or otherwise executed and delivered by him pursuant to the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, all other federal, state and local securities and corporation laws, and all regulations promulgated thereunder. Each of Brian P. Friedman and James L. Luikart further grant Brian P. Friedman and James L. Luikart, and each of them, authority, as attorney-in-fact, to execute, deliver, or file on his behalf any document necessary to amend this Joint Reporting Agreement and Power of Attorney for the purpose of adding additional parties thereto at such time or times as the attorney-in-fact should, in his discretion, deem appropriate.

          7.      This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

Dated: May ___, 2001

FURMAN SELZ INVESTMENTS, LLC

By:    /s/ Brian P. Friedman
     Name: Brian P. Friedman
     Title: President

ING FURMAN SELZ ASSET
MANAGEMENT LLC

By:    /s/ Robert Miller
     Name: Robert Miller
     Title: Vice President

ING (U.S.) FINANCIAL HOLDINGS
CORPORATION

By:    /s/ Andrew W. Druch
     Name: Andrew W. Druch
     Title: Secretary

ING BANK N.V.

By:    /s/ J. H. J. Houben
     Name: J. H. J. Houben
     Title: Managing Principal

By:    /s/ P. F. M. Van Lierop
     Name: P. F. M. Van Lierop
     Title: Senior Legal Advisor

ING GROEP N.V. By: /s/ J. H. J. Houben Name: J. H. J. Houben Title: Managing Principal /s/ Brian P. Friedman Brian P. Friedman /s/ James L. Luikart James L. Luikart /s/ Terrence Quinn Terrence Quinn